Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”):

The Company was notified on 12 May 2009 that, on 8 May 2009, Mark Reckitt (a PDMR) disposed of 5,195 ordinary shares in the capital of the Company at a price of £5.30 per share following the vesting of shares under the Company’s International Share Award Plan.

The Company was notified on 12 May 2009 that, on 8 May 2009, Henry Udow (a PDMR) disposed of 6,234 ordinary shares in the capital of the Company at a price of £5.30 per share following the vesting of shares under the Company’s International Share Award Plan.

The Company was notified on 13 May 2009 that, on 11 May 2009, Henry Udow disposed of 0.65 ADRs (each representing four ordinary shares in the capital of the Company) at a price of $32.04 per ADR following the transfer of shares from one registered holder to another, resulting in no change in beneficial owner.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

13 May 2009